COPERNIC INC. HAS ENTERED INTO A NON-BINDING
LETTER OF INTEREST WITH A THIRD PARTY

Montreal, Canada, December 19, 2007 - Copernic Inc., (the “Company”), (NASDAQ: CNIC), a leader in search technology and online advertising, announced today that it has commenced preliminary discussions with a third party, and to that end has entered into a non-binding letter of interest in connection with a potential strategic transaction. The parties have agreed to a 90 day exclusivity period in order to, among others, complete mutual due diligence and, if so agreeable, negotiate a definitive agreement. Either party may terminate its negotiations at any time during the exclusivity period. Copernic has agreed, in the event that it terminates negotiations during the exclusivity period, under certain circumstances, to pay to the third party a termination fee of US$250,000 in documented audit fees plus other reasonable and documented expenses which the third party incurred with respect to the proposed transaction. Except for the termination fee, the letter of interest is non-binding and the potential transaction would be subject to several material conditions and hence there can be no assurance that the parties will negotiate any definitive agreement at all or on terms mutually acceptable to them, or otherwise close the potential transaction.

About Copernic Inc.
Copernic Inc. is a leading provider of award winning search technology for both the web and desktop space delivered through its online properties, including www.mamma.com and www.copernic.com.

Through its award winning Copernic Desktop Search® software search engine product, the Company develops cutting edge search solutions bringing the power of a sophisticated, yet easy-to-use search engine to the user’s PC. It allows for instant searching of files, emails, and email attachments stored anywhere on a PC hard drive. The desktop search application won the CNET Editors’ Choice Award, as well as the PC World, World Class award in 2005.  In 2007, PC Pro, the UK’s most respected IT magazine for professionals, and Micro Hebdo, one of France’s most read IT magazines, each selected Copernic Desktop Search 2.0 as the top desktop search tool.

Through its well established media placement channels, Copernic Inc. provides both online advertising as well as pure content to its vast array of partnerships worldwide. Copernic handles over 1 billion search requests per month and has media placement partnerships established not only in North America, but in Europe and Australia as well.

More information can be found at www.copernic-inc.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission. The Company expressly disclaims and intent or obligation to update any description of the scope, focus or subject matter of the statement in this press release.

FOR MORE INFORMATION CONTACT:
Copernic Inc.
Martin Bouchard
President and Chief Executive Officer
Email: mbouchard@copernic.com
Telephone Local: (418) 527-0528 #1013
Website: www.copernic-inc.com